Exhibit 5.1

August 31, 2005

Microvision, Inc.

19910 North Creek Parkway

Bothell, Washington 98011

Attn: Thomas M. Walker

Re:	Form S-3

Ladies and Gentlemen:

This opinion is furnished to you in connection with the above-referenced registration statement (the “Registration Statement”) of Microvision, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), with respect to (i) shares of preferred stock, par value of $.001 per share, of the Company (the “Preferred Stock”); (ii) shares of common stock, par value of $.001 per share, of the Company (the “Common Stock”); and (iii) warrants for the purchase of Preferred Stock, Common Stock or other securities of the Company (“Warrants”). The Preferred Stock, Common Stock and Warrants are referred to herein collectively as the “Offered Securities.” The Offered Securities being registered under the Registration Statement will have an aggregate offering price of up to $35,000,000 and will be offered on a delayed basis pursuant to the provisions of Rule 415 under the Securities Act.

We have acted as counsel for the Company in connection with the registration of the Offered Securities. For purposes of this opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary.

Basing our opinion on the foregoing, we are of the opinion that:

(1)	when the Board of Directors of the Company or committees designated thereby have approved and authorized the price and other terms and conditions relating to the issue and sale of the Offered Securities, the Offered Securities will have been duly authorized by the Company;

(2)	upon the issuance by the Company of the Common Stock against payment of the agreed consideration in accordance with the corporate authorization referred to above, the Common Stock will be validly issued, fully paid and nonassessable;

(3)	upon the issuance by the Company of the Preferred Stock against payment of the agreed consideration in accordance with the corporate authorization referred to above, the Preferred Stock will be validly issued; and

(4)	upon the issuance by the Company of (a) the Warrants against payment of the agreed consideration in accordance with the corporate authorization referred to above and the due execution of any applicable warrant agreement, the Warrants will be validly issued, and (b) shares of Common Stock or Preferred Stock issuable upon exercise of the Warrants (“Warrant Shares”), when issued, delivered, and paid for in accordance with the terms of any Warrants, the Warrant Shares will be validly issued, fully paid and nonassessable.

The opinions expressed below are limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported cases interpreting those laws.

We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name therein. Our consent shall not be deemed an admission that we are experts whose consent is required under Section 7 of the Act.

This opinion may be used only in connection with the offer and sale of the Offered Securities while the Registration Statement is in effect.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP